UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Table of Contents

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

EXHIBITS

Exhibit 23         Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 29, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ Lattimore Black Morgan & Cain, PC

Knoxville, Tennessee
June 26, 2007

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 29, 2006 and 2005
	2006	2005
Assets:
Cash	$81	$38,880
Investments	18,536,831	16,594,004
Participant loans	961,450	992,338
Total assets	19,498,362	17,625,222
Liabilities:
Excess contributions payable	23,767	21,362
Net assets available for benefits at fair value	19,474,595	17,603,860

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	73,635	72,223
Net assets available for benefits	$19,548,230	$17,676,083

See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 29, 2006 and 2005
	2006	2005
Additions:
Investment income:
Interest and dividends	$264,955	$242,397
Net appreciation/(depreciation) in fair value of investments:
Mutual funds	1,040,014	540,263
Covenant Transportation Group, Inc. common stock	(357,249)	(512,906)
Net investment income	947,720	269,754

Contributions from employer	964,542	914,053
Contributions from participants	3,355,667	2,898,320
Total additions	5,267,929	4,082,127
Deductions:
Participants’ benefits	3,372,070	3,271,092
Administrative fees	23,712	10,650
Total deductions	3,395,782	3,281,742

Net increase in net assets available for benefits	1,872,147	800,385

Net assets available for benefits at beginning of year	17,676,083	16,875,698

Net assets available for benefits at end of year	$19,548,230	$17,676,083

See accompanying notes to financial statements.

        COVENANT TRANSPORT, INC. 401(K)
        AND PROFIT SHARING PLAN

        Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”).  Investments in the Stable Pooled Fund (a common collective trust) are based upon the current value and net investment gain or loss relating to the units as determined by the Trustee.  The common collective trust primarily invests in the Wells Fargo Stable Return Fund.  Participant loans are valued at the unpaid principal balance, which approximates fair value.  Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation/(depreciation) in fair value of investments in the statements of changes in net assets available for plan benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of participant loans and payables is a reasonable approximation of the fair value due to the short-term nature of these investments.

(d)	Change in Accounting Principle

In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contacts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements.  The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits.  The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented.  Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 29, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed.  The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.

(e)	Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”).  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 is effective for the Plan in the first quarter of 2008.  The Plan is currently evaluating the impact of FAS 157 on its financial statements.

        COVENANT TRANSPORT, INC. 401(K)
        AND PROFIT SHARING PLAN

        Notes to Financial Statements

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (“IRC”) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of  income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the Plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

        COVENANT TRANSPORT, INC. 401(K)
        AND PROFIT SHARING PLAN

        Notes to Financial Statements

(h)	Forfeited Amounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $63,130 and $85,911 in 2006 and 2005.  Forfeitures of $81 were unallocated at December 29, 2006, while the remainder was used to reduce Company contributions.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company. These costs include legal, accounting, and certain administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(3)	Transactions with Parties-In-Interest

At December 29, 2006 and 2005, the Plan held investments in trust funds and money market accounts sponsored by the Trustee with current values of $15,977,683 and $14,701,898, respectively. The Plan also held investments in 242,464 and 233,121 units of Covenant Transportation Group, Inc. common stock with current values of $1,641,941 and $1,930,986 at December 29, 2006 and 2005, respectively.  The Plan also held investments in the participants’ loans with interest rates between 5.25% and 9.25% with a current value of $961,450 and $992,338 as of December 29, 2006 and 2005, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2006 and 2005:

	2006	2005
Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund	$1,641,941	$1,930,986
Diversified Stable Pooled Fund	5,121,337	5,227,811
Diversified Value & Income Fund	2,528,073	**
Diversified Equity Growth Fund	2,162,051	2,242,622
Diversified Core Bond Fund	1,253,735	1,218,814
Diversified Stock Index Fund	1,052,238	**
Diversified Value Horizon SAF	**	2,027,522

** Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(5)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Terminated Participants

As of December 29, 2006, Plan assets in the amount of $1,222 are allocated to participants that have elected to withdraw from the Plan and whose claims have been processed and approved for payment, but have not been paid.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)
December 29, 2006
		Current
Identity of the issue	Description of investments	Value

Mutual Funds:
* Diversified Investors Funds Group	Equity Growth Fund	$ 2,162,051
* Diversified Investors Funds Group	Value & Income Fund	2,528,073
* Diversified Investors Funds Group	Core Bond Fund	1,253,735
* Diversified Investors Funds Group	Stock Index Fund	1,052,238
* Diversified Investors Funds Group	Mid Cap Growth Fund	855,518
Europacific Growth Fund	Europacific Growth Fund R3	749,713
* Diversified Investors Funds Group	Special Equity Fund	304,581
* Diversified Investors Funds Group	Intermediate/Long Horizon Fund	706,144
* Diversified Investors Funds Group	Mid Cap Value Fund	471,361
* Diversified Investors Funds Group	Long Horizon SAF	702,853
* Diversified Investors Funds Group	Intermediate Horizon SAF	641,702
* Diversified Investors Funds Group	Short/Intermediate Horizon SAF	92,889
* Diversified Investors Funds Group	Short Horizon SAF	85,120
American Century Capital Portfolios, Inc.	Real Estate Investment Fund	167,575

Common Collective Fund:
* Diversified Investors Advisors Coll. Trust	Stable Pooled Fund	5,121,337

* Participant Loans	Loans to participants, with interest rates from 5.25% to 9.25%.	961,450

Common stock:
* Covenant Transportation Group, Inc.	401(K) Unitized Stock Fund	1,641,941
		$ 19,498,281

* Represents parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

COVENANT TRANSPORTATION GROUP, INC.

Dated: June 27, 2007	By:	/s/ M. David Hughes
M. David Hughes, Senior Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm